FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

dated April 2, 2020

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This Report on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the registrant’s Registration Statement on Form S-3 (File No. 333-237152), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 1, 2020, Genetic Technologies Limited (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of an aggregate of 1,028,574 American Depositary Shares (the “ADSs”) in a registered direct offering at $1.75 per share for aggregate gross proceeds of approximately $1.8 million. The offering is expected to close on or about April 3, 2020, subject to the satisfaction of customary closing conditions.

Under the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents for a period of 15 days following the closing of the offering, subject to certain customary exceptions. In addition, subject to certain exceptions, the Purchase Agreement provides that for a period of 12 months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7.5% of the aggregate purchase price for the ADSs sold in the offering and a management fee equal to 1% of the aggregate purchase price for the ADSs sold in the offering, $25,000 non-accountable expenses and $12,900 for clearing expenses. The Placement Agent will also receive compensation warrants in an amount equal to 6.5% of the aggregate number of ADSs sold in the offering, at an exercise price of $2.1875 per ADSs and a term expiring on April 1, 2025. The compensation warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of April 1, 2020 which will be filed with the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-237152) (the “Registration Statement”), which became effective on March 23, 2020, and the base prospectus dated as of March 23, 2020 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the terms of the Purchase Agreement, Placement Agent Agreement and compensation warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1, 10.2 and 10.3 respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of K&L Gates relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

The Company previously announced the offering in a press release issued on April 1, 2020, which is attached hereto as exhibit 99.1.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about April 3, 2020. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of K&L Gates

10.1	Form of Securities Purchase Agreement dated as of April 1, 2020 between Genetic Technologies Limited and the investors listed therein

10.2	Placement Agent Agreement effective March 30, 2020

10.3	Form of Compensation Warrant to be issued by Genetic Technologies Limited on April 3, 2020

23.1	Consent of K&L Gates (contained in Exhibit 5.1)

99.1	Press Release issued April 1, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genetic Technologies Limited

Date: April 2, 2020	By:	/s/ Justyn Stedwell
		Name:	Justyn Stedwell
		Title:	Corporate Secretary